FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                         For the month of June 2005

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________











For immediate release
16 June 2005

                               Waterford Wedgwood
                     ("the Group" or "Waterford Wedgwood")

               Preliminary results for the year to 31 March 2005


EUR million                                                 Year to 31 March
                                                           2005          2004
Sales
- total at prevailing exchange rates                      732.6         831.9

- like-for-like at constant exchange rates*               678.6         723.6

Operating (loss)/profit
- pre goodwill amortisation and exceptional items         (82.2)         28.4

EBITDA                                                    (48.7)         62.1

Year end debt                                             279.4         382.9

Loss per share - cents
- post goodwill amortisation and exceptional items        (10.5)c       (4.75)c

* Excluding operations discontinued or acquired during the year



   -Total sales at EUR732.6 million were 12% down on the prior year at prevailing exchange rates. Sales on a like-for-like basis and at constant exchange rates were 6% down.

   -Operating loss before goodwill and exceptional items was EUR82.2 million
    (2004: profit of EUR28.4 million)

   -EBITDA (earnings before interest, tax, depreciation, amortisation and restructuring charge) was a loss of EUR48.7 million (2004: profit of EUR62.1 million)

   -Pre-tax loss of EUR149.2 million

   -Focus on cash resulted in a successful inventory reduction programme and lower debtors; positive cash flow from trading despite EUR82.2 million operating loss

   -Net debt decreased by EUR103.5 million to EUR279.4 million

   -Post year-end: fully underwritten EUR100 million rights issue announced

   -Proceeds to be used to finance major restructuring programme. Expected annualised benefits of EUR90 million

   -Royal Doulton integration proceeding well; benefits now expected to be greater than originally envisaged

   -Post year-end sale of underutilised Waterford Crystal land for EUR32.9 million against net book value of EUR0.6 million

   -Trading in the first 11 weeks of the current year remains challenging but Group is encouraged by the rally in the US Dollar (representing 40% of sales)

   -Order book shows welcome improvement

   -Negotiations for significant new designer alliance in the US at advanced stage



Redmond O'Donoghue, Chief Executive Officer of Waterford Wedgwood, said:

"Faced with serious challenges, management focused on cash generation. This emphasis allowed the business to generate cash flow from trading of EUR1.2 million, despite an EUR82.2 million operating loss. This cash focus allowed year-end debt to be reduced by almost EUR104 million to EUR279.4 million.

"Our Chairman and Deputy Chairman have again demonstrated their strong belief in a successful future for the company by fully underwriting a EUR100 million rights issue. The proceeds of this rights issue will be used to fundamentally restructure the Group to allow Waterford Wedgwood exploit the potential of its world leading brands."

                                                                  16 June, 2005


                             Waterford Wedgwood plc
                     ("Waterford Wedgwood" or "the Group")

                          Chief Executive's Statement

The year just ended presented serious challenges to our Group: a soft dollar, weak demand and below optimal throughput for our manufacturing operations. In the event, the business recorded an operating loss of EUR82.2 million which greatly disappoints all of us. Through a major focus on cash management, the business generated a positive cash flow from trading of EUR1.2 million, notwithstanding this operating loss.

It was a year of significant change for the Group. During the year, we sold a major business - All-Clad; we bought a major business - Royal Doulton; we structured a major re-financing; we implemented a significant working capital reduction programme; we simplified the business dramatically, eliminating 50% of our stock keeping units (SKUs); and we made important senior management changes.

The integration of Royal Doulton has gone well and, since the year-end, we have identified opportunities for greater savings than originally envisaged. Last month, we announced a EUR100 million rights issue, to be fully underwritten by Waterford Wedgwood's Chairman and Deputy Chairman in order to fund a restructuring programme which will yield annualised benefits of EUR90 million when fully implemented, regrettably with the reduction of 1,800 jobs Group-wide. We also announced that we have agreed to sell underutilised land in Waterford for EUR32.9 million.

We are encouraged, as we commence this restructuring, by the recent appreciation in the US Dollar. With 40% of our sales revenues in dollars, a stronger dollar will retrieve for the Group some of the margins eroded by the significant adverse foreign exchange movement.


Sales and Margins
As we announced in our pre-close trading update on 14 March, business was challenging in the period under review. Total sales for the year were down 6% on a like-for-like basis (excluding discontinued or acquired operations and at constant exchange rates).

Margins were lower for three principal reasons:

   -Lower volumes of production at the Group's main factories leading to significant under-recovery of fixed overhead
   -The impact of exchange rates, in particular the weak US dollar during the fiscal year
   -The sell-down of obsolete and excess inventories and the effect of short-time working on our factories: both part of our planned inventory reduction programme


Business Focus
In view of the serious challenges which the business faced, our management team decided to focus on cash management as it prepared the business for a return to financial strength. To this end, we administered some strong medicine which adversely impacted this year's operating performance. This emphasis allowed the business to generate cash flow from trading of EUR1.2 million despite an operating loss of EUR82.2 million. This was achieved by a rigorous working capital reduction programme which contributed to a reduction in inventory of EUR78.4 million (almost 25%) and debtors of EUR24.8 million.

Our highly successful sale of All-Clad funded last year's restructuring spend, interest and re-financing fees, while our acquisition of Royal Doulton was funded by a rights issue.

From a debt management perspective, this cash focus was successful; our year-end debt was reduced by EUR103.5 million to EUR279.4 million.


Restructuring Programme
The Group has reviewed its fixed cost base in order to return to sustainable profitability at existing demand levels and current exchange rates. The restructuring programme announced on 4 May is designed to remove excess capacity, improve manufacturing efficiency and enable a more complete integration of Wedgwood and Royal Doulton.

The execution of this programme has begun and complete implementation will follow consultation and negotiations. Restructuring costs are expected to amount to EUR90 million, while annual benefits are expected to be EUR90 million. These benefits will start to flow through in the second half of the current fiscal year with the full benefit forecast to be achieved in the year to March 2007.


Royal Doulton
Our acquisition of Royal Doulton in January was of major strategic importance for the Group and will yield long-term benefits. The Royal Doulton brand, together with the Minton and Royal Albert brands, is respected internationally and will complement Wedgwood's stable of world-class brands. Royal Doulton's fine bone china production has already been integrated into Wedgwood's modern factory in Barlaston yielding enhanced throughput and significant unit cost reductions. The scope for other benefits through the integration of Royal Doulton and Wedgwood operations has proved greater than originally expected in a wide range of areas such as retail concession shops, back office functions, warehousing and distribution. Originally, we envisaged annualised synergies amounting to EUR20 million; we now believe that this is more likely to be in the EUR40 million range. Restructuring spend will contribute to the achievement of some of these additional savings.



Inventory Reduction Programme
Our previously announced inventory reduction programme has been notably successful with the result that at 31 March 2005 stocks were EUR78.4 million lower than a year ago. Unsurprisingly, such a significant achievement was not cost-free. The sell-down of obsolete and excess products hit profit margins. Short-time working at our factories also reduced margins. It was therefore "strong medicine", but it released cash, simplified the business by purging more than 50% of SKUs (stock keeping units) from the system, improved the quality of the remaining inventory and freed warehouse space and other capacities. There will be ongoing benefits for the business in day-to-day operating efficiencies.


New Business Initiatives
Our four major businesses (Waterford, Wedgwood, Royal Doulton and Rosenthal) have each developed new business initiatives. Examples include an affiliation between Waterford Crystal and a well known designer in the US (along the lines of our successful collaboration with John Rocha in Ireland and UK), extension of distribution into stores such as Bed, Bath & Beyond, and more fully tapping the potential of new markets such as Eastern Europe and China.


Divisional Overview
Following the disposal of the cookware company All-Clad, and the acquisition of the ceramics business Royal Doulton, the Group has realigned its segmental reporting and in future will report as follows: Waterford Crystal, the Ceramics Group (incorporating the recently acquired Royal Doulton with Wedgwood and Rosenthal), WC Designs & Spring.

Waterford Crystal
Waterford Crystal sales of EUR221.7 million were 8% down at constant exchange rates and 13% down at prevailing exchange rates. Waterford incurred an operating loss of EUR20.6 million compared with a profit of EUR17.3 million in the previous year. Three main factors account for the year-over-year change: exchange, sales/ production volumes and the planned inventory reduction programme.

Ceramics Group
The Ceramics Group had sales of EUR441.5 million. On a like-for-like basis this was 5% down at constant exchange and 6% down at prevailing exchange. This division incurred an operating loss of EUR50.1 million compared with a profit of EUR7.6 million in the previous year. As in the case of Waterford, the three principal elements in the change were exchange, sales/production volumes and the inventory reduction programme.

WC Designs & Spring
WC Designs & Spring, had total sales of EUR45.2 million. This was 6% down at constant exchange and 12% down at prevailing exchange. These businesses improved to a loss of EUR0.7 million compared with a loss of EUR1.8 million last year.

Financial


Operating profit before goodwill amortisation and exceptional charges
The Group reported an operating loss before goodwill amortisation and exceptional charges of EUR82.2 million, compared with an operating profit of EUR28.4 million for the previous year. As previously mentioned, lower sales and production volumes, adverse exchange and the impact of the inventory reduction programme account for most of the year-over-year change.

EBITDA
EBITDA for Fiscal 2005 was a loss of EUR48.7 million compared with a profit of EUR62.1 million the previous year. The factors behind the year-over-year change were the same as for operating profit.

Cash Flow and Debt
Net debt at 31 March 2005 was EUR279.4 million which was EUR103.5 million less than last year. Outflows due to the operating loss, restructuring expenditure, interest costs and the acquisition of Royal Doulton were more than offset by inflows from inventory reduction, the sale of All-Clad and the rights issue.

Overview
Some 12 months ago, the Group laid out its plans to achieve the required recovery of the business. We stated that there was over-capacity in the British ceramics industry. During the year, we acquired Royal Doulton and effectively "rolled up" the industry by transferring the production of Royal Doulton products to Wedgwood's Barlaston factory. We stated that we needed to reduce our working capital needs. We have taken EUR78.4 million out of our inventories. We stated that we needed to simplify the business. We have reduced the number of stock keeping units by more than 50%. We stated that we needed to enter new retail distribution; in higher growth channels compatible with our great brands we now have a vibrant programme with Bed, Bath and Beyond in the US. We stated that we needed to take pricing action. Our prices have been increased by 5% worldwide. We identified a need for specific, focused, meaningful new business initiatives in every division in order to re-build the revenue line. Some of these are already in place and more will follow. We observed that we needed to continue to create relevant contemporary ranges. Again, this process has commenced ... with more to follow. And, finally, we identified the need to reduce our fixed costs substantially in order to size the business to current sales volumes and exchange rates. To this end a programme to achieve EUR90 million of annualised financial benefits is being implemented.

Each one of these actions is a vital step in the return of the Waterford Wedgwood Group to an increasing and sustained level of profitability.



Current Trading

Sales in the April-June 2005 quarter are likely to be 8% below prior year, on a like-for-like basis. However, our order books are strengthening and, in recent weeks, certain substantial contracts have been won which are due for delivery in the second half. Additionally, our new product and marketing programmes are gaining momentum. Therefore, despite the fact that uncertainties remain, an improved sales trend is anticipated for the second half.







Enquiries

Waterford Wedgwood plc                                           +353 1 607 0166
Redmond O'Donoghue, Group Chief Executive Officer
Patrick Dowling, Chief Financial Officer

Powerscourt (UK and international media)                        +44 207 236 5615
Rory Godson +44 7909 926 020
Kirsty Black +44 7961 433 041

Dennehy Associates (Ireland)                                     +353 1 676 4733
Michael Dennehy                                                  +353 87 2556923



                          Waterford Wedgwood plc

                     Consolidated profit and loss account

                                                           12 months to
                                               31 March 2005     31 March 2004
                                       Note             EURm              EURm
Sales by division
Waterford Crystal                                      221.7             253.8
Ceramics Group                                         441.5             438.2
WC Designs & Spring                                     45.2              51.3
                                                       -------           -------
Total sales - continuing operations                    708.4             743.3
Discontinued operations - All-Clad                      24.2              88.6
                                                       -------           -------
Total Group sales                                      732.6             831.9
                                                       =======           =======
Operating (loss)/profit by division
Waterford Crystal                                      (20.6)             17.3
Ceramics Group                                         (50.1)              7.6
WC Designs & Spring                                     (0.7)             (1.8)
Common costs                                           (13.1)            (11.7)
                                                       -------           -------
Group operating
(loss)/profit continuing operations                    (84.5)             11.4
Discontinued operations - All-Clad                       2.3              17.0
                                                       -------           -------
Total Group operating
(loss)/profit before
exceptional charges and
goodwill amortisation                                  (82.2)             28.4
Exceptional charges                        4          (108.0)            (36.5)
Goodwill amortisation                                   (5.5)             (6.7)
                                                       -------           -------
Group operating loss                                  (195.7)            (14.8)
Profit on sale of fixed assets                           3.8               6.0
Profit on sale of All Clad
business                                   8           103.2                 -
Financing costs                            3           (60.5)            (36.1)
                                                       -------           -------
Loss on ordinary activities
before taxation                                       (149.2)            (44.9)
Taxation on loss on ordinary
activities                                 5           (12.3)             (4.7)
                                                       -------           -------
Loss on ordinary activities
after taxation                                        (161.5)            (49.6)
Minority interests                                       2.1               0.3
                                                       -------           -------
Loss absorbed for the year                            (159.4)            (49.3)
                                                       =======           =======
Loss per share                            10         (10.50c)           (4.75c)
Diluted loss per share                               (10.50c)           (4.75c)

Loss per share pre goodwill
amortisation and exceptional items        10         (9.70c)           (0.81c)


                               Waterford Wedgwood plc

                             Consolidated balance sheet

                                                            As at 31 March
                                                         2005              2004
                                          Note           EURm              EURm
Fixed assets
Intangible assets                                 7     133.6             100.4
Tangible assets                                         194.6             206.2
Financial assets                                          3.5              15.1
                                                      -------            ------
                                                        331.7             321.7
                                                      =======            ======

Current assets
Stocks                                                  241.9             320.3
Debtors                                                 129.8             154.6
Cash and deposits                                        20.0              51.6
                                                      -------            ------
                                                        391.7             526.5
Creditors (amounts falling due within one
year)                                                  (181.9)           (177.1)
Bank overdrafts and short term borrowings                   -             (11.6)
                                                      -------            ------
Net current assets                                      209.8             337.8
                                                      -------            ------
Total assets less current liabilities                   541.5             659.5
Creditors (amounts falling due after more
than one year)                                           (2.4)             (4.4)
Long term debt                                         (299.4)           (422.9)
Provisions for liabilities and charges            9    (111.8)            (34.2)
                                                      -------            ------
                                                        127.9             198.0
                                                      =======            ======

Capital and reserves
Called up share capital                                 197.1              73.5
Share premium account                                   208.5             213.7
Revaluation reserve                                       7.2               7.2
Profit and loss account                                (289.0)           (102.7)
Capital conversion reserve fund                           2.6               2.6
                                                      -------            ------
Shareholders funds equity interests                     126.4             194.3
Minority interests equity interests                       1.5               3.7
                                                      -------            ------
                                                        127.9             198.0
                                                      =======            ======


                            Waterford Wedgwood plc

                        Consolidated summary cash flow

                                                             12 months to
                                                         31 March     31 March
                                                             2005         2004
                                                             EURm         EURm
Group operating (loss)/profit before exceptional
charges and goodwill amortisation                           (82.2)        28.4
Depreciation                                                 33.5         33.7
Working capital                                              49.9        (49.6)
                                                           --------      -------
Cashflow from trading                                         1.2         12.5
Restructuring spend                                         (17.5)       (29.0)
Working capital reduction programme                         (22.0)           -
Deficit on sale of fixed assets                                 -          1.5
Net interest and related costs                              (37.2)       (26.0)
Makewhole payment                                            (5.6)        (3.7)
Debt issue costs                                             (9.0)       (25.0)
Capital expenditure less disposals                           (5.8)       (26.2)
Taxation paid                                                (2.2)        (6.0)
Dividends paid                                                  -         (7.6)
Issue of share capital (net of expenses)                     94.5         35.3
Acquisition of Royal Doulton including acquired debt        (79.5)           -
Disposal of All Clad                                        194.6            -
                                                           --------      -------
Net Group cashflow                                          111.5        (74.2)
Movement in unamortised debt issue costs                     (9.2)        25.0
Exchange                                                      1.2         23.0
Opening debt                                               (382.9)      (356.7)
                                                           --------      -------
Closing debt                                               (279.4)      (382.9)
                                                           ========      =======



                              Waterford Wedgwood plc

                 Statement of total recognised gains and losses and
                       reconciliation of shareholders' funds

                                                          12 months to
                                                 31 March              31 March
                                                     2005                  2004
                                                     EURm                  EURm
Loss for the year                                  (159.4)                (49.3)
Exchange translation effect of net
overseas investments                                 (3.0)                  6.8
                                                ---------              --------
Total recognised losses for the year               (162.4)                (42.5)
Scrip dividend                                          -                   1.7
New share capital subscribed                         99.7                  38.5
Expenses relating to the issue of shares             (5.2)                 (3.2)
Shareholders funds at beginning of the year         194.3                 199.8
                                                ---------              --------
Shareholders funds at end of the year               126.4                 194.3
                                                =========              ========


                             Waterford Wedgwood plc
                 Notes to the preliminary financial statements

1. Basis of preparation of the financial statements

The information contained within this preliminary release has been extracted from the audited financial statements for the year ended 31 March 2005. The accounting policies applied in the financial statements are consistent with those applied in previous years and are as set out in the audited financial statements for the 12 months ended 31 March 2004.

As described in its year end trading update released on 14 March 2005, the Groups trading environment has deteriorated in recent months, which has impacted upon the Groups liquidity position.

As set out in Note 12, on 4 May 2005, the Group announced a fully underwritten rights issue to raise approximately EUR100 million. The rights issue is being underwritten by a company controlled by the Chairman and Deputy Chairman. The proceeds will be used to finance a major restructuring programme which is expected to cost approximately EUR90 million.

The rights issue is dependent on certain shareholder approvals at an extraordinary general meeting to be held on 20 June 2005.

The Directors are confident that the rights issue and the restructuring will enable the Group to fundamentally restructure its cost base in light of the current trading environment and that there will be adequate liquidity to meet the Group' financial needs and obligations over the foreseeable future. The Directors therefore consider it appropriate to adopt the going concern basis in preparing these financial statements.

2. Exchange Rates

The exchange rates used for consolidation purposes between the euro and the principal currencies in which the Group does business were as follows:

                                  Profit and loss
                                   transactions
                                   12 months to            Balance sheet as at
                                31 March    31 March        31 March    31 March
                                    2005        2004            2005        2004
U.S. Dollar                        $1.26       $1.18           $1.29       $1.24
Sterling                         GBP0.68     GBP0.69         GBP0.69     GBP0.67
Yen                              Y135.28     Y132.70         Y138.87     Y129.29
Effective rate of
exchange on trading cash flows     $1.25        $1.1


3. Financing costs

                                                              12 months to
                                                       31 March       31 March
                                                           2005           2004
                                                           EURm           EURm
Interest and related costs                                 36.5           30.6
Amortisation of financing fees                              4.9            1.8
Write-off of financing fees                                13.5              -
Makewhole payments                                          5.6            3.7
                                                        ---------       --------

Total financing costs                                      60.5           36.1
                                                        =========       ========

4. Exceptional charges

In the results for the 12 months to 31 March 2005, the following exceptional costs have been charged to operating loss:

                                                         Cost of     Administrative
                                                           sales          overheads      Total
                                                            EURm               EURm       EURm
Redundancy, early retirement and
related costs                                                  -               13.2       13.2
Working capital reduction programme                         50.5                4.2       54.7
Impairment of intangible assets
(note 7)                                                       -               40.1       40.1
                                                        ----------        -----------    -------

                                                            50.5               57.5      108.0
                                                        ----------        -----------    -------

Redundancy, early retirement and related costs
As part of its continuing initiative to lower operating costs, the Group incurred a charge of EUR13.2 million relating to redundancy and early retirement programmes in its key operating divisions.

Working capital reduction programme
In June 2004, the Group announced that it was working with Accenture, the international business consultants, on a programme to simplify working capital management and manufacturing processes. The objective of the programme was to reduce the Group's investment in stocks and debtors and to rationalise manufacturing runs in order to enhance cash flow. By 31 March 2005, this programme has largely been accomplished having delivered a significant reduction in inventory and a 50% reduction in the number of actively available products (stock-keeping units - SKU's). As a result of the rationalisation of SKU's, lower levels of production (which led to a significant under-recovery of overheads) and the write down of inventory to its net realisable value, the Group incurred a charge of EUR50.5 million together with programme management and other costs of EUR4.2 million.

Impairment of intangible assets
During the year and in accordance with FRS11, a review was carried out on the carrying value of certain intangible assets resulting in an impairment charge of EUR40.1 million. As required by FRS11, this review did not take into account the expected benefits to be derived from the restructuring programme referred to in
Note 12.

Exceptional charges in the 12 months to 31 March 2004
In the accounts for the 12 months to 31 March 2004, a charge of EUR30.4 million was recognised representing redundancy and related costs associated with the closure of two earthenware production facilities in the U.K., the consolidation of Wedgwood branded earthenware production into the existing manufacturing facility in Barlaston, Stoke-on-Trent, the outsourcing of production of Johnson Brothers branded earthenware to the People's Republic of China and the reorganisation of Wedgwood's European retail and marketing operations. The charge also covered the implementation of an early retirement and redeployment programme and further automation and rationalisation of Waterford's manufacturing operations in Ireland. The accounts for the 12 months to 31 March 2004 also reflected a charge of EUR2.8 million for one-off set up costs and a charge of EUR3.3 million representing the reduction in carrying value of stock, as a result of the initiative to move the production of Johnson Brothers branded product to the People's Republic Of China

5. Taxation on loss on ordinary activities

The tax charge for the 12 months to 31 March 2005 includes the release of EUR12.0 million of deferred tax assets. Though the Directors believe sufficient profits to utilise available tax losses will arise in the future, there is currently insufficient evidence to support the recognition of these assets. The majority of the tax losses may be carried forward indefinitely under current tax laws, but the losses can only be offset against taxable profits generated in the same entities and tax jurisdictions in which they were incurred.

6. Restructuring and rationalisation provision

                                                                            EURm
Balance at 31 March 2004                                                   9.3
Arising on acquisition of subsidiary undertaking                          12.5
Charged to profit and loss account                                        13.2
Utilised during the year                                                 (17.5)
                                                                          ------

Balance at 31 March 2005                                                  17.5
                                                                          ======

7. Intangible assets

                                                 Acquired     Mailing
                                    Goodwill       brands        list    Total
                                        EURm         EURm        EURm     EURm
At 31 March 2004                        82.6         16.7         1.1    100.4
Arising from acquisition of
subsidiary undertaking (note 8)         93.2         39.6           -    132.8
Charged to profit on sale of
subsidiary undertaking (note 8)        (56.6)           -           -    (56.6)
Impairment of intangibles (note 4)     (24.2)       (15.1)       (0.8)   (40.1)
Amortisation                            (3.9)        (1.3)       (0.3)    (5.5)
Exchange                                 2.1          0.5           -      2.6
                                      --------      -------     -------   ------

At 31 March 2005                        93.2         40.4           -    133.6
                                      ========      =======     =======   ======

Goodwill amortisation from continuing operations amounted to EUR4.2 million (31 March 2004: EUR2.8 million) and from discontinued operations amounted to EUR1.3 million (31 March 2004: EUR3.9 million)

8. Acquisition and disposal of subsidiary undertakings

Acquisition of Royal Doulton
On 17 January 2005 the Group announced that the offer for Royal Doulton plc ("Royal Doulton") was declared wholly unconditional having received valid acceptances representing 69.38% of the issued share capital of Royal Doulton. Included in these acceptances were 13,250,000 shares in Royal Doulton (representing approximately 4% of the issued share capital of Royal Doulton) owned by Indexia Holdings (a company wholly controlled by Sir Anthony O'Reilly) and Cantique Limited (a company wholly controlled by Peter John Goulandris). When combined with the Group's existing shareholding in Royal Doulton of 21.16%, at 3pm on 14 January 2005 the Group held, or had received valid acceptances in respect of 90.54% of the issued share capital of Royal Doulton. On the 28 January 2005 the Group announced the compulsory acquisition of the outstanding share capital of Royal Doulton under the procedures contained within sections 428 to 430F of the U.K. Companies Act 1985, as amended. With effect from 15 February 2005 the admission to listing and admission to trading of Royal Doulton shares was cancelled. In the period between the date of acquisition and 31 March 2005, Royal Doulton contributed EUR29.8 million to the Group's turnover and an operating loss of EUR0.9 million.

The net assets of Royal Doulton and its subsidiaries have been included in the Group's balance sheet at their provisional fair values at the date of acquisition as follows:

                                                         Provisional              Fair value
                                                          fair value                  to the
                                         Book value      adjustments                   Group
                                               EURm             EURm                    EURm
Tangible fixed assets                          20.4                -                    20.4
Stocks                                         35.6             (7.8)      (a)          27.8
Debtors                                        23.1                -                    23.1
Creditors due within one year                 (41.3)               -                   (41.3)
Creditors due after more than one year         (9.4)           (65.0)      (b)         (74.4)
Debt acquired                                 (29.3)               -                   (29.3)
                                           ----------       ----------     -----       -------

Net liabilities acquired                       (0.9)           (72.8)                  (73.7)
                                           ==========       ==========     =====       =======

The book value of the assets and liabilities have been taken from the management accounts of Royal Doulton at 17 January 2005 (date the offer became unconditional) at actual exchange rates on that date. The book values of the net assets acquired included provisions for closure of its last remaining UK factory at Nile Street, Stoke-on-Trent of EUR12.5 million and reflect a write down of tangible fixed assets of EUR3 million. The proposed closure was announced in March 2004.

The intangible assets arising on the acquisition of Royal Doulton arose as follows:

                                                                            EURm
Net liabilities acquired                                                   73.7
Cash consideration for 78.84% of the issued share
capital of Royal Doulton                                                   45.3
Costs associated with the acquisition                                       4.9
Carrying value of existing 21.16% holding                                   8.9
                                                                         ------

Intangible assets arising on acquisition                                  132.8
                                                                         ======

Intangible assets arising on acquisition comprise:
                                                                           EURm
Value ascribed to acquired brands (note 7)                                 39.6
Goodwill arising on acquisition (note 7)                                   93.2
                                                                         ------

                                                                          132.8
                                                                         ======

Provisional fair value adjustments comprise the following:
(a) Reduction in the value of inventory to replacement cost
(b) Fair value of pension liabilities not already reflected in the balance sheet of Royal Doulton

Disposal of All Clad USA Inc
In July 2004, the Group disposed of its interest in All Clad USA Inc. The net assets disposed of comprised:

                                                                            EURm
Goodwill (note 7)                                                          56.6
Tangible fixed assets                                                       7.6
Stocks                                                                     25.3
Debtors                                                                    13.4
Cash at bank and in hand                                                    0.8
Creditors due within one year                                             (12.3)
                                                                         ------

Carrying value of interest sold                                            91.4
Disposal costs                                                             12.1
Profit on disposal                                                        103.2
                                                                         ------

Proceeds on disposal                                                      206.7
                                                                         ------

Satisfied by:
Consideration received in cash                                            206.7



9. Provisions for liabilities
    and charges

                                   Provision   Provision
                                 for onerous         for         Other
                                       lease    pensions    provisions   Total
                                        EURm        EURm          EURm    EURm
At 31 March 2004                         1.1        33.1             -    34.2
Arising from acquisition
of subsidiary undertaking                  -        74.4             -    74.4
Additions                                  -         1.5           1.0     2.5
Exchange                                 0.1         0.6             -     0.7
                                   ---------    --------      --------  ------

At 31 March 2005                         1.2       109.6           1.0   111.8
                                   =========    ========      ========  ======

10. (Loss)/earnings per ordinary share

                       12 months to 31 March 2005        12 months to 31 March 2004
                      (Loss)/     No. of      Per   (Loss)/      No. of         Per
                       profit     shares    share    profit      shares       share
                         EURm   millions    cents      EURm    millions*      cents*
Loss for the year
before goodwill
amortisation and
exceptional items      (147.3)   1,517.5    (9.70)     (8.4)    1,037.0       (0.81)
Exceptional items      (108.0)   1,517.5    (7.12)    (36.5)    1,037.0       (3.52)
Profit on sale of
All Clad business       103.2    1,517.5     6.80         -           -           -
Profit on sale of
fixed assets              3.8    1,517.5     0.25       6.0     1,037.0        0.58
Makewhole
payments                 (5.6)   1,517.5    (0.37)     (3.7)    1,037.0       (0.35)
Goodwill
amortisation             (5.5)   1,517.5    (0.36)     (6.7)    1,037.0       (0.65)
                        -------    -------  -------   -------     -------      ------
Loss attributable
to shareholders        (159.4)   1,517.5   (10.50)    (49.3)    1,037.0       (4.75)
                        =======    =======  =======   =======     =======      ======

* The weighted average number of shares and the loss per share for the 12 months to 31 March 2004 have been adjusted to reflect the bonus element of the rights issue which was announced in October 2004.

The calculation of (loss)/earnings per ordinary share is based on 1,517.5 million shares, being the weighted average number of shares in issue during the 12 months to 31 March 2005 (31 March 2004: 1,037.0 million).

11. Net debt

Net debt at 31 March 2005 comprising borrowings, less cash and deposits and unamortised debt issue costs, amounted to EUR279.4 million (31 March 2004:
EUR382.9 million).

12. Subsequent events

In its trading update on 14 March 2005, the Group indicated that it was reviewing its fixed cost base in order to return to sustainable profitability at existing demand levels and current exchange rates. Following this review, the Group intends to restructure its business fundamentally. The restructuring programme announced on 4 May 2005, which will be financed by a rights issue, is designed to remove excess capacity, improve manufacturing efficiency and to enable a more complete integration of the Wedgwood division with Royal
Doulton.

Key features of the proposed restructuring programme are as follows:

* EUR90 million restructuring investment will be targeted across the Group with the objective of achieving annualised savings of approximately EUR90 million once fully implemented. The benefit of the savings will largely have been achieved by December 2006;

* it is anticipated that the total number of personnel employed by the Group will reduce by about 1,800 when the proposed restructuring is completed;

* removal of excess capacity: about EUR30 million will be spent on restructuring at Waterford Crystal and Rosenthal in order to remove excess capacity. At Waterford Crystal, the Dungarvan plant will be closed;

* overhead reduction: investment of EUR24 million is planned to reduce overheads at Waterford Crystal, Rosenthal and at Group level and to upgrade manufacturing facilities in Waterford Crystal and Rosenthal;

* the combined effect of these proposed actions will be to reduce the numbers employed at Waterford Crystal by 485, at Rosenthal by 160 and across the wider Group by 200;

* Wedgwood-Royal Doulton integration savings: following completion of the acquisition of Royal Doulton on 14 January 2005, the Group has identified opportunities for more savings than originally envisaged. It is planned to invest a total of EUR36 million (of which EUR6.5 million has already been spent) to achieve savings in manufacturing, retail operations, administration, and warehousing efficiencies. These proposed actions are expected to reduce the numbers employed by Wedgwood and Royal Doulton by 950 worldwide. About 450 of these 950 have already left the business.

The proceeds of the rights issue will also facilitate an improvement in the Group's liquidity position, which has been impacted by a number of developments over recent months.

On 24 May 2005, the Group announced that it had agreed to dispose of underutilised land surrounding the Waterford Crystal Sports and Social Centre for EUR32.9 million. The net book value of the land is EUR0.6 million.

13. Copies of the Annual Report and Accounts will be posted to shareholders in due course.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date:  June 16, 2005